October 10, 2024

Tim Johnson
Chief Executive Officer
Health In Tech, Inc.
701 S. Colorado Ave, Suite 1
Stuart, FL 34994

       Re: Health In Tech, Inc.
           Amendment No. 2 to Form S-1
           Filed October 3, 2024
           File No. 333-281853
Dear Tim Johnson:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 2, 2024 letter.

Amendment No. 2 to Form S-1 filed on October 3, 2024
General

1. We note your response to comment four and your revised legal opinion filed as
       Exhibit 5.1. Please revise your legal opinion to either provide any opinion from counsel that is admitted to practice in Nevada, or to not qualify the legal opinion by noting that counsel is licensed in Ohio rather than Nevada. Refer to
Section II.B.3.c.
       of Legality and Tax Opinions in registered Offerings: Staff Legal Bulletin No. 19
       (CF) for additional guidance.
 October 10, 2024
Page 2

        Please contact William Schroeder at 202-551-3294 or Michael Volley at 202-551-
3437 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at 202-551-3234 or James Lopez at 202-551-3536 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance